M A N A G E M E N T ’ S   R E S P O N S I B I L I T Y
F O R   F I N A N C I A L   R E P O R T I N G

The accompanying consolidated financial statements of Medicure Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management’s best estimates and judgment, where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company’s assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company’s assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit and Finance Committee, which comprises unrelated and outside directors. The Audit and Finance Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP Chartered Accountants, which has full and unrestricted access to the Audit and Finance Committee. KPMG LLP’s auditors’ report on the consolidated financial statements is presented herein.

August 19, 2005

/s/ Derek G. Reimer, CA	/s/ Albert D. Friesen, PhD

Chief Financial Officer	President & Chief Executive Officer

AUDITORS’ REPORT
TO THE SHAREHOLDERS OF MEDICURE INC.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”	Chartered Accountants
(Signed)	Winnipeg, Canada
June 30, 2005, except as to Note 10, which is as of August 19, 2005

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)

MAY 31, 2005 AND 2004

	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$7,590,918	$19,954,386
Accounts receivable	469,766	278,097
Research advance (note 6)	200,000	200,000
Prepaid expenses	398,204	910,337
	8,658,888	21,342,820
Property and equipment (note 3)	81,002	66,202

Patent costs, net of accumulated amortization of
$101,859 (2004 - $71,981)	1,332,969	976,690
	$10,072,859	$22,385,712

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,732,754	$817,575
Shareholders’ equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
66,826,660 common voting shares (2004 - 66,646,660)	39,864,296	39,731,296
Contributed surplus [note 4(c)]	996,301	491,423
Deficit accumulated during the development stage	(33,520,492)	(18,654,582)
	7,340,105	21,568,137

Nature of operations (note 1)
Commitments and contingency (note 6)
Subsequent events [note 4(d), 6 and 10]
	$10,072,859	$22,385,712

On behalf of the Board:

/s/ Dr. A.D. Friesen	/s/ Dr. W.A. Cochrane

Director	Director

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN CANADIAN DOLLARS)

YEARS ENDED MAY 31, 2005 AND 2004
	2005	2004

REVENUE:

Interest and other income	$459,197	$445,461

EXPENSES:

General and administrative	2,256,499	1,958,222
Research and development (note 6)	13,564,069	4,435,320
Investment tax credits	(553,335)	–
Amortization	57,874	41,005

	15,325,107	6,434,547

Loss for the year	(14,865,910)	(5,989,086)

Deficit accumulated during the development stage, beginning of year	(18,654,582)	(12,665,496)

Deficit accumulated during the development stage, end of year	$(33,520,492)	$(18,654,582)

Basic and diluted loss per share	$(0.22)	$(0.11)

Weighted average number of common shares used in
computing basic and diluted loss per share	66,717,715	55,738,716

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

YEARS ENDED MAY 31, 2005 AND 2004
	2005	2004
Cash provided by (used in):

OPERATING ACTIVITIES:

Loss for the year	$(14,865,910)	$(5,989,086)

Adjustments for:
Amortization of property and equipment	27,996	23,026
Amortization of patent costs	29,878	17,979
Stock-based compensation	504,878	386,048

Change in the following:
Accounts receivable	(191,669)	(198,553)
Prepaid expenses	512,133	(855,289)
Accounts payable and accrued liabilities	1,915,179	463,667
	(12,067,515)	(6,152,208)

INVESTING ACTIVITIES:

Acquisition of property and equipment	(42,796)	(21,731)
Patent costs	(386,157)	(231,205)
	(428,953)	(252,936)
FINANCING ACTIVITIES:
Issuance of common shares, net of share issue costs	133,000	22,229,074
Increase (decrease) in cash and cash equivalents	(12,363,468)	15,823,930
Cash and cash equivalents, beginning of year	19,954,386	4,130,456
Cash and cash equivalents, end of year	$7,590,918	$19,954,386

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEARS ENDED MAY 31, 2005 AND 2004

1.

NATURE OF OPERATIONS:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2005, the company has expended approximately $26,838,000 net of government assistance and investment tax credits, which aggregate approximately $1,003,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products. Subsequent to May 31, 2005, the company received financing commitments as disclosed in note 10.

2.	SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 9 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the company and its wholly-owned subsidiary, Medicure International Inc. All significant inter-company transactions and balances have been eliminated.

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

(c)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

ASSET	BASIS	RATE
Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)	Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(e)	Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and patent costs, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, prescribes rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this guidance and determined no impairment currently exists.

	(f)	Stock-based compensation:

The company has a stock option plan [note 4(c)] for its directors, management, consultants and employees. During fiscal 2004, the company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for awards granted under its stock option plan to directors, management and employees, effective June 1, 2003. The company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002.

This standard and the amendments require that the fair value method of accounting for stock-based compensation is used to account for all awards of stock or stock options and compensation cost is recognized over the vesting period of the options. The fair value of direct awards is determined based on the quoted market price of the company’s common shares and the fair value of stock options and other stock-based payments is determined using the Black-Scholes option pricing model. For stock options granted to June 1, 2003, no compensation expense was recognized when stock or stock options were issued to employees, management and directors. As permitted, the company has applied this change prospectively; accordingly, results from prior years have not been restated.

For the year ended May 31, 2004, the adoption of this new recommendation resulted in an increase in the loss for the year of $181,603 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to employees, from that which would have been otherwise recognized.

	(g)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value.

Investment tax credits are only available on research and development expenditures incurred directly by the company.

	(h)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

	(i)	Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(j)	Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period.

	(k)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

	(l)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	PROPERTY AND EQUIPMENT:

		ACCUMULATED	NET BOOK
May 31, 2005	COST	AMORTIZATION	VALUE

Computer equipment	$75,737	$56,332	$19,405
Office equipment	41,398	8,048	33,350
Scientific equipment	63,822	43,679	20,143
Leasehold improvements	18,693	10,589	8,104
	$199,650	$118,648	$81,002

		ACCUMULATED	NET BOOK
May 31, 2004	COST	AMORTIZATION	VALUE

Computer equipment	$60,924	$40,045	$20,879
Office equipment	13,415	4,664	8,751
Scientific equipment	63,822	39,092	24,730
Leasehold improvements	18,693	6,851	11,842
	$156,854	$90,652	$66,202

4.	CAPITAL STOCK:

	(a)	Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

4.	CAPITAL STOCK: (cont’d):

	(b)	Shares issued and outstanding are as follows:

	NUMBER OF SHARES	AMOUNT
Common shares:
Balance at May 31, 2003	38,509,864	$17,502,222
Private placement for cash on June 26, 2003
net of share issue costs of $608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004	66,646,660	39,731,296
Exercise of options for cash	180,000	133,000
Balance at May 31, 2005	66,826,660	$39,864,296

(c)	Options:

The company has a stock option plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the company at any time. The stock options are subject to vesting over a period up to three years.

A summary of the company’s stock option plan is as follows:

	2005		2004
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE

Balance, beginning of year	2,307,033	$1.11	2,137,033	$0.85
Granted	1,075,000	1.18	935,000	1.44
Exercised	(180,000)	0.74	(675,000)	0.74
Cancelled or expired	(829,700)	1.10	(90,000)	1.18

Balance, end of year	2,372,333	$1.17	2,307,033	$1.11

Options exercisable, end of year	977,334		1,327,032

Options outstanding at May 31, 2005 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.70 - 1.65	2,247,333	3.0 years	$ 1.10	852,334
2.45 - 2.50	125,000	4.0 years	2.49	125,000
	2,372,333		$ 1.17	977,334

4.	CAPITAL STOCK (cont’d):

The compensation expense related to stock options granted under the stock option plan during fiscal 2005 aggregated $504,878 (2004 - $386,048). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Expected option life	4.0 years	5.0 years
Risk-free interest rate	3.61%	3.89%
Dividend yield	–	–
Expected volatility	70.57%	77.30%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(d)	Warrants:

				GRANTED		GRANTED
ISSUED	ORIGINAL	EXERCISED PRICE	MAY 31,	(EXERCISED)	MAY 31,	(EXERCISED)	MAY 31,
(EXPIRY DATE)	GRANTED	PER SHARE	2003	(CANCELLED)*	2004	(CANCELLED)*	2005

18,461,537 warrants	18,461,537	$ 0.65 - 0.81	18,446,537	(18,336,733)	–	–	–
(December 20, 2003)				(109,804)*

Private placements:
629,834 units	629,834	1.00	–	629,834	502,403	–	502,403
(June 26, 2005)				(127,431)

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued. On June 26, 2005, warrants totaling 502,403 remained unexercised and were cancelled by the company.

(e)	Escrowed shares:

As at May 31, 2005, the company’s transfer agent held nil (2004 - 5,670,236) common shares pursuant to a performance escrow agreement. During the fiscal year ended May 31, 2005, the transfer agent released 5,670,236 common shares as the company had met all required performance conditions pursuant to the performance escrow agreement in previous fiscal years.

5.	INCOME TAXES: Significant components of the company’s future tax assets and liabilities are as follows:

	2005	2004

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$1,572,000	$197,000
Investment tax credits	1,002,000	76,000
Share issue costs	234,000	394,000
Operating losses carried forward	1,340,000	2,240,000
Other	110,000	93,000
	4,258,000	3,000,000
Less valuation allowance	(4,258,000)	(3,000,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	YEAR ENDED	YEAR ENDED
	MAY 31,	MAY 31,
	2005	2004

Loss for the year:
Canadian	$1,796,998	$1,633,921
Foreign	13,068,912	4,355,165
	$14,865,910	$5,989,086

Canadian federal and provincial income taxes recovery at 37.1% (2004 - 37.1%)	$5,518,000	$2,223,000
Foreign tax rate differential	(4,524,000)	(1,508,000)
Permanent differences	(196,000)	(150,000)
Change in statutory rates	(68,000)	(284,000)
Valuation allowance	(730,000)	(281,000)
	$–	$–

At May 31, 2005, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $1,854,778 and $26,090,997 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2015.

6.	COMMITMENTS AND CONTINGENCY:

(a) The company and its wholly-owned subsidiary, Medicure International Inc., have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2005, the company incurred an aggregate of $8,984,509 (2004 - $3,953,118) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2005 total $21,382,128. As at May 31, 2005, the company is committed to fund a further $2,047,682 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The company is also liable for the payment of certain pass through costs. As part of these trials, the company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these

6.	COMMITMENTS AND CONTINGENCY (cont’d):

activities is not payable until after the completion of the trial. In addition, the company has committed to fund a further $3,805,366 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2005, the company amended a development agreement with a third party such that a further $5,000,000 was committed in maximum direct research and development expenditures.

As at May 31, 2005, the company has provided a research advance of $200,000 (2004 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

The company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations. The company has granted royalties to a third party based on future commercial sales of MC-1, aggregating 3 percent on net sales. To date, no royalties are due and/or payable.

	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2006	$44,264
2007	33,198
$77,462

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

7.	RELATED PARTY TRANSACTIONS:

During the year ended May 31, 2005, the company paid companies controlled by a director, a total of $243,548 (2004 - $228,794) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

9.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)	Patents:

Under Canadian GAAP, the patent costs which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed.

9.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLE (cont’d):

As a result of this difference in treatment, under U.S. GAAP, the patent costs would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2005 and 2004, research and development expense would have increased by $386,157 and $231,205, respectively. Under U.S. GAAP, the amortization expense to be added back is $29,878 for the year ended May 31, 2005 (2004 - $17,979).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2005 and 2004. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2005 and 2004 is $4,587 and $5,715, respectively.

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options since inception of the company. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2005 and 2004 of approximately $8,392 and $25,588, respectively.

(d)

Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2005 and 2004 of $nil.

(e)

Recent accounting pronouncements:

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not and is not expected to have a material effect on the company’s consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force (EITF) have issued a variety of interpretations including the following interpretation with wide applicability:

Financial Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities. The interpretation was effective to the company for U.S. GAAP purposes for the year ended May 31, 2004. To date, the adoption of FIN 46R has not impacted the company’s consolidated financial statements.

9.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLE (cont’d):

	(f)	Summary:

The impact of measurement differences to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

			CUMULATIVE FROM
	YEAR ENDED	YEAR ENDED	INCEPTION ON
	MAY 31,	MAY 31,	SEPTEMBER 15, 1997
	2005	2004	TO MAY 31, 2005
Loss for the period, Canadian GAAP	$(14,865,910)	$(5,989,086)	$(33,520,492)
Adjustments for the following:
Stock-based compensation (c)	(8,392)	(25,588)	(1,203,880)
Patent costs (a)	(386,157)	(231,205)	(1,414,280)
Amortization of patent costs (a)	29,878	17,979	101,859
Scientific equipment (b)	–	–	(63,822)
Amortization of scientific equipment (b)	4,587	5,715	43,677
Escrowed common share compensation (d)	–	–	(15,061,500)

Loss for the period, U.S. GAAP	$(15,225,994)	$(6,222,185)	$(51,118,438)

Basic and diluted loss per share, U.S. GAAP	$(0.23)	$(0.11)

Weighted average number of common shares	66,717,715	55,738,716

The impact of measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

			CUMULATIVE FROM
	YEAR ENDED	YEAR ENDED	INCEPTION ON
	MAY 31,	MAY 31,	SEPTEMBER 15, 1997
	2005	2004	TO MAY 31, 2005

Operating activities	$(12,453,672)	$(6,383,413)	$(32,080,896)
Investing activities	(42,796)	(21,731)	591,238

The impact of measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2005	2004

Property and equipment	$60,859	$41,472
Capital stock and contributed surplus	57,105,431	56,459,161
Deficit accumulated during the development stage	(51,118,438)	(35,892,444)

10.

SUBSEQUENT EVENT:

On August 19, 2005, the company raised gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement of 5,205,000 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. As additional compensation to the placement agent, the company issued warrants to purchase 104,110 common shares exercisable at $1.18 per share. These warrants expire on August 19, 2008.

11.	COMPARATIVE FIGURES: The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.